Exhibit 99.2

Skyline Social Media Posts

LinkedIn:

Today, we announced that KalVista has entered into a definitive agreement to be acquired by @Chiesi Group.

We are extremely proud to have built a company focused on delivering meaningful innovation for people living with hereditary angioedema. From initial discovery by our internal team, through completing the largest clinical trial program ever conducted in #HAE, to launching the first and only oral on-demand treatment for this disease, #TeamKalVista has worked tirelessly to change what’s possible for the HAE community.

Today’s announcement is the next step in that journey. With Chiesi’s global reach, commercial infrastructure, and shared commitment to rare diseases, we have the opportunity to expand our impact, accelerate innovation, and reach more patients worldwide.

We are deeply grateful to the HAE community, and to our employees and partners who have made this possible. We look forward to entering this exciting next chapter with Chiesi as we work together to continue advancing care for people living with HAE.

Please refer to today’s press release for more details: https://bit.ly/42AbrUL

Important disclosure information: https://bit.ly/4cH61NP

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LinkedIn Copy for Ben to repost:

Today is an important day for KalVista as we announce our agreement to be acquired by @Chiesi Group.

I’m incredibly proud of what our team has accomplished over the years. At the heart of our work has always been the HAE community—people and families who have shared their experiences with us, challenged us to think differently, and continually reminded us why this work matters.

I’m deeply grateful to our employees and partners, whose commitment, passion, and belief in what we’re building made this progress possible. Advancing rare disease treatments is never straightforward; it takes time, trust, and a shared sense of purpose.

Having spent the past decade with KalVista, I’ve seen firsthand the results of that kind of dedication, and what it takes to turn vision and ambition into real impact for patients. It is that collective effort that allowed us to deliver the first and only oral on-demand treatment for HAE.

Today’s announcement builds on that foundation. With Chiesi’s global scale and shared commitment to rare diseases, we have the opportunity to extend this work further, reaching more people around the world and continuing to advance care for the HAE community.

My sincere thanks to everyone in and around our terrific company and the HAE community for being part of the KalVista journey. I’m excited to see how Chiesi carries this work forward.

Important disclosure information: https://bit.ly/4uiuZZK

X:

KalVista has entered into a definitive agreement to be acquired by Chiesi Group. Together with the HAE community, we delivered the first oral on-demand treatment, changing what’s possible for patients. With Chiesi, we are confident that we can go even further. Learn more about the transaction: https://bit.ly/42AbrUL

Important disclosure information: https://bit.ly/4t2e7Fm

Facebook (optional):

Today we shared that KalVista plans to join Chiesi Group.

Together, with the partnership of the HAE community, we developed the first and only oral on-demand treatment for HAE, empowering people with a new way to manage attacks and live beyond the challenges of HAE.

This exciting next step is about building on that progress. With Chiesi’s global reach and shared commitment to rare diseases, we hope to expand our impact and reach more people living with HAE around the world.

We are so grateful to the patients, families, and community members who have been part of this journey. Learn more: https://bit.ly/42AbrUL

Important disclosure information: https://bit.ly/4vPsKP4

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